MANUALLY EXECUTED COPY

02046813

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

RECD S.E.C.
JUL 2 4 2002
1086

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

P.E.
7/1/02

For the month of July 2002

(Commission File No. 001-14493)

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

PROCESSED
JUL 3 0 2002
THOMSON FINANCIAL

Telesp Cellular Holding Company
(Translation of registrant's name in English)

Rua Abílio Soares, 409
Paraíso - São Paulo, SP
The Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

TELESP CELULAR PARTICIPAÇÕES S/A

TAX ID (CNPJ) 02.558.074/0001-73
Com (N I R E) 35.3.001.587.9-2

SUMMARY OF THE MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS OF TELESP CELULAR PARTICIPAÇÕES S/A HELD ON 6/26/2002

Attendees: FRANCISCO LUIS MURTEIRA NABO, MIGUEL ANTÓNIO IGREJAS HORTA E COSTA, NORBERTO VEIGA DE SOUSA FERNANDES, ESTANISLAU JOSÉ MATA COSTA, PAULO JORGE DA COSTA GONÇALVES FERNANDES, ZEINAL ABEDIN MOHAMED BAVA, FRANCISCO JOSÉ DE AZEVEDO PADINHA, IRIARTE JOSÉ ARAÚJO ESTEVES, GUILHERME SILVÉRIO PORTELA SANTOS, JOSÉ PEDRO FARIA PEREIRA DA COSTA, CARLOS MANUEL DE LUCENA E VASCONCELLOS CRUZ, MARIA PAULA DE ALMEIDA MARTINS CANAIS, EDUARDO PERESTRELO CORREIA DE MATOS, ANTÓNIO JOAQUIM SIMÕES GOMES DE AZEVEDO, RUI MANUEL DE MEDEIROS D'ESPINEY PATRÍCIO, PAULO JOSÉ SOARES, GILSON RONDINELLI FILHO and ANTÔNIO GONÇALVES DE OLIVEIRA. On June 26th, 2002, at 3:00 PM, at the corporate headquarters of the Company, located in the City of São Paulo, at Rua Abílio Soares, 409, the members of the Board of Directors of Telesp Celular Participações S/A met extraordinarily to pass resolutions on the following issues: 1) the dismissal of the current independent auditors and the election of new independent auditors of the Company; and 2) other significant issues. **EVENTS AND DECISIONS:** 1) According to article 32, VI, of the Company's By-laws, the dismissal of Arthur Andersen S/C Auditores Independentes and the replacement of Arthur Andersen S/C by Deloitte Touche Tohmatsu Auditores Independentes S/C Ltda., Tax ID 49.928.567/0001-11, CVM code – 00385/9, located at Rua Bela Cintra, 881, São Paulo – SP was approved. With no further issues to be discussed, these minutes were drawn up by the undersigned secretary, and were then read and approved and undersigned by the Board members. São Paulo, June 26th, 2002. FRANCISCO LUIS MURTEIRA NABO Chief Executive Officer by proxy Miguel António Igrejas Horta e Costa; MIGUEL ANTÓNIO IGREJAS HORTA E COSTA Vice-President; NORBERTO VEIGA DE SOUSA FERNANDES Vice-Presidente; ESTANISLAU JOSÉ MATA COSTA Director; PAULO JORGE DA COSTA GONÇALVES FERNANDES Director; ZEINAL ABEDIN MOHAMED BAVA Director; FRANCISCO JOSÉ DE AZEVEDO PADINHA Director; IRIARTE JOSÉ ARAÚJO ESTEVES Director; GUILHERME SILVÉRIO PORTELA SANTOS Director; JOSÉ PEDRO FARIA PEREIRA DA COSTA Director; CARLOS MANUEL DE LUCENA E VASCONCELLOS CRUZ Director; MARIA PAULA DE ALMEIDA MARTINS CANAIS Director; EDUARDO PERESTRELO CORREIA DE MATOS Director; ANTÓNIO JOAQUIM SIMÕES GOMES DE AZEVEDO Director; RUI MANUEL DE MEDEIROS D'ESPINEY PATRÍCIO Director; PAULO JOSÉ SOARES Director; GILSON RONDINELLI FILHO Director; ANTÔNIO GONÇALVES DE OLIVEIRA Director. LUIS FERNANDO AMADEO DE ALMEIDA Secretary.

This is a free translation and an authentic copy of the original minutes of the extraordinary meeting of the BOARD OF DIRECTORS of TELESP CELULAR PARTICIPAÇÕES S.A. held on 06/26/2002, drawn up in the Company's books.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP CELULAR PARTICIPAÇÕES S.A.

Date: July 24, 2002

By: ____________________________

Name: Gilson Rondinelli Filho
Title: Executive Vice-President